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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             450 Fifth Street, N.W.
                             Washington, D.C. 20549






                                    REPORT OF
              INTERNATIONAL BANK FOR RECONSTRUCTION AND DEVELOPMENT






                                In respect of its
  U.S. Dollar 10,000,000 S&P 500 Index-Linked Variable Redemption Amount Notes
                                    of 2001,
                              due February 20, 2004






                    Filed pursuant to Rule 3 of Regulation BW






                             Dated: February 8, 2001


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         The following information regarding the U.S. Dollar 10,000,000 S&P 500
Index-Linked Variable Redemption Amount Notes of 2001, due February 20, 2004 (the "Notes") of the International Bank for Reconstruction and Development is being filed pursuant to Rule 3 of Regulation BW. As authorized by Rule 4 of Regulation BW, certain information is provided in the form of a Prospectus (the "Prospectus") for the Bank's Global Debt Issuance Facility (the "Facility"), the most recent version of which (dated October 7, 1997) is already on file with the Securities and Exchange Commission, and in the form of an Information Statement (the "Information Statement"), the most recent version of which (dated September 15, 2000) is already on file with the Securities and Exchange Commission.

     Item 1.  DESCRIPTION OF OBLIGATIONS

         (a) U.S. Dollar 10,000,000 S&P 500 Index-Linked Variable Redemption Amount Notes of 2001, due February 20, 2004.

         (b)      There will be no interest paid on the Notes.

         (c) Maturing February 20, 2004. The maturity of the Notes may be accelerated if the Bank shall default in the payment of the principal of, or interest on, or in the performance of any covenant in respect of a purchase fund or a sinking fund for any bonds, notes (including the Notes) or similar obligations which have been issued, assumed or guaranteed by the Bank, such default shall continue for a period of 90 days, a holder notifies the Bank that it elects to declare the principal of Notes held by it to be due and payable, and all such defaults have not been cured by 30 days after such notice has been delivered. Any such notice shall be accompanied by appropriate proof that the notifying party is a Noteholder.

         (d) The variable redemption amount for each Note will be calculated as follows:

                  Principal Amount + (111.10 x Principal Amount x (Index Average
                  - 1352.26)/1352.26))

                  Where "Index Average" represents the arithmetic mean of the closing levels of the Standard & Poor's 500 Composite Price Index on the final business day of each month from issuance to final maturity, provided that the Principal Amount shall be fully protected.

         (e) Bank's standard negative pledge clause (see Condition 4 on page 22 of the Prospectus).

         (f)      Not applicable.

         (g) No provisions have been made for the amendment or modification of the terms of the obligations by the holders thereof or otherwise.

         (h)      See Prospectus, pages 6-10.

         (i)      Citibank, N.A., 5 Carmelite Street, London EC4Y 0PA, England.

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Item 2. DISTRIBUTION OF OBLIGATIONS

         The Bank will enter into a Terms Agreement with Credit Suisse First Boston Corporation (the "Manager"), pursuant to which the Bank will agree to issue, and the Manager will agree to purchase, a principal amount of the Notes aggregating U.S. Dollar 10,000,000 at 100% of par. The Notes will be offered for sale subject to issuance and acceptance by the Manager and subject to prior sale. It is expected that delivery of the Notes will be made on or about February 20, 2001.

         The Terms Agreement provides that the obligations of the Manager are subject to certain conditions, including the continued accuracy of the Bank's representations and warranties set forth in the Bank's Standard Provisions relating to the issuance of notes under the Global Debt Issuance Facility (the "Standard Provisions"), the most recent version of which (dated as of October 7,
1997) is already on file with the Securities and Exchange Commission.

         The Managers propose to offer all the Notes to the public at the public offering price of 100%.

Item 3. DISTRIBUTION SPREAD

              Price to                   Selling Discounts     Proceeds to the
               Public                     and Commissions           Bank(1)
              --------                    ---------------           -----
           Per Unit: 100%                        N/A                 100%
        Total: USD 10,000,000                                  USD 10,000,000


Item 4. DISCOUNTS AND COMMISSIONS TO SUB-UNDERWRITERS AND DEALERS

         None

Item 5. OTHER EXPENSES OF DISTRIBUTION

         As the Notes are offered as part of a continuous series of borrowings under the Facility, precise expense amounts for this transaction are not yet known.

Item 6. APPLICATION OF PROCEEDS

         The net proceeds will be used in the general operations of the Bank.

Item 7. EXHIBITS

         None


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(1)  Without deducting expenses of the Bank, which are not yet known.